

Mail Stop 3030

September 30, 2009

Via Facsimile and U.S. Mail

Fred L. Hite
Chief Financial Officer
Symmetry Medical, Inc.
3724 North State Road 15
Warsaw, Indiana 46582

   Re: Symmetry Medical, Inc.
     Form 10-K for the fiscal year ended January 3, 2009
      Filed March 11, 2009
     Form 10-Q for the quarterly period ended July 4, 2009
     File No. 1-32374

Dear Mr. Hite:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended January 3, 2009

Cover Page

1.   In future filings, please ensure that the file number associated with your Exchange Act
        reporting obligation is reflected on the cover page of the reports you file pursuant to
        Section 13 of the Exchange Act.

Note 3. Acquisitions, page 41

2.   We note that in January 2008, you acquired all the assets and real estate of DePuy
        Orthopaedics, Inc.'s New Bedford, Massachusetts instrument manufacturing facility. We
        further note that you entered into an agreement with DePuy whereby DePuy is required to
        make minimum purchases totaling $106 million from New Bedford for a four-year period
        with such purchases being incremental to other products you previously provided to
        DePuy. Finally, we note that you recorded an intangible asset of $5.1 million relating to
        "acquired customers." Please clarify for us the nature of the 'acquired customers'
        intangible asset recorded in connection with the acquisition, including a discussion of
        how you determined the value and the useful life of the intangible asset. If this intangible
        asset does not relate to the supply agreement with DePuy, please also separately discuss
        how you considered the supply agreement in your accounting for the business
        combination.

Item 9A. Controls and Procedures, page 54

Changes in Internal Control over Financial Reporting, page 54

3.   We note your disclosure of changes in your internal controls over financial reporting
        during fiscal 2007 and 2008. Please revise your disclosure in future filings to include
        clear disclosure of any changes in your internal control over financial reporting that
        occurred during your most recent fiscal quarter that has materially affected or is
        reasonably likely to materially affect your internal control over financial reporting. Refer
        to Item 308(c) of Regulation S-K.

Executive Compensation, page 56

4.   We refer to your disclosure under the caption "Annual Incentive Cash Bonuses" on page
        17 of your Schedule 14A proxy statement which is incorporated by reference into your
        Form 10-K. Please tell us where the $180,000 non-equity incentive plan compensation
        awarded to Mr. Hite as reflected in the Summary Compensation Table on page 21 is
        discussed in your Compensation Discussion and Analysis. Also, we note little discussion
        regarding the Compensation Committee's decision to grant discretionary bonus awards to
        Mr. Hite and Mr. Hynes, as reflected in the bonus column of the Summary Compensation
        Table. In future filings, please expand your Compensation Discussion and Analysis

disclosure to discuss the reasons why the Compensation Committee decided to grant discretionary awards.

5. Please reconcile your disclosure under "Long-Term Incentive Compensation" on page 18 of your proxy statement that your incentive compensation lags behind competitive market practices with your statement on page 16 that your long term incentive compensation is approximately 80% of the median value of your peers.

6. We note little or no analysis of how restricted stock and stock option awards were made to each of your executive officers were determined. In your future filings, as applicable, please include an expanded discussion of how your Compensation Committee made its stock option and restricted stock award determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. Where awards among executive officers vary significantly, please discuss how and why those awards varied among the named executive officers.

Certain Relationships and Related Transactions..., page 56

7. Please tell us whether you have any agreements with ADS concerning the transactions you describe in the "Related-Party Transactions" disclosure on page 27 of your proxy statement. If so, tell us why you have not filed them as exhibits to your annual report

Form 10-Q as of July 4, 2009

Exhibits 31.1 and 31.2

8. We note that the certifications filed in Exhibits 31.1 and 31.2 in this Form 10-Q and your Form 10-Q as of April 4, 2009 are not in the proper form. Specifically, you have omitted the reference to internal control over financial reporting in the introductory language to paragraph 4 of each of the certifications. Please amend each of your July 4, 2009 and April 4, 2009 Forms 10-Q to include revised certifications that include the references to internal control over financial reporting in paragraph 4 in accordance with Item 601(b)(31) of Regulation S-K.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551- 3269, or Mary Beth Breslin, Reviewing Attorney, at (202) 551-3625 if you have questions on any other comments. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief